Exhibit 99.2

Happiness Biotech Announces $2.16 Million Registered Direct Offering To Strategic Investors

NANPING, China, June , 2021/PRNewswire/ -- Happiness Biotech Group Limited (the “Company” or Nasdaq: HAPP), an innovative China-based nutraceutical and dietary supplements producer, announced today that it has entered into a securities purchase agreement with certain non-U.S. strategic investors for a registered direct placement of approximately $2.16 million, pursuant to which the Company agreed to sell 1.24 million ordinary shares at a per share purchase price of $1.74, 7.4x% premium to the closing price of June 23, 2021.

Happiness Biotech intends to use the gross proceeds in the development of the Company’s auto business under the brand of “Taochejun” and for working capital and general corporate purposes.

This offering is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-250026) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective on November 23, 2020. A prospectus supplement describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov.

“Since the launch of “Taochejun”, it has reached substantial cooperation with major distributors and car manufacturers such as Ruili and Maple Auto, and has delivered good sales performance. Investment means commitment. This round of financing is mainly for investors with rich resources in the auto industry. In addition to capital raising from the strategic investors, we also appreciate the business opportunities with relevant players in the industry that they can bring for the future development of Taochejun” said Mr. Xuezhu Wang, CEO of the Company.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Happiness Biotech Group Limited

Headquartered in Nanping, China, Happiness Biotech Group Limited is an innovative China-based nutraceutical and dietary supplements producer focused on the research, development, manufacturing and marketing of a variety of products made from Chinese herbal extracts and other ingredients. The Company’s goal is to provide high-quality products to our consumers. Over the past 14 years, the Company has established a product portfolio consisting of 32 PRC National Medical Products Administration registered “Blue-Cap” SKUs of nutraceutical and dietary supplements products. For more information, please visit: www.happ.org.cn.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China, the COVID-19 outbreak and its impact on our operations and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

CONTACT: Ping Chen, +86-599-7828808, ir@fjxfl.com